December 13, 2019

Warren M. Rehn
President and Chief Executive Officer
Golden Minerals Company
350 Indiana Street, Suite 650
Golden, CO 80401

       Re: Golden Minerals Company
           Registration Statement on Form S-3
           Filed December 5, 2019
           File No. 333-235376

Dear Mr. Rehn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Brian Boonstra